23 April 2015

National Grid plc (‘National Grid’)

Change in Director Responsibilities

With effect from 22 April 2015, Therese Esperdy, a Non-executive Director of National Grid, was appointed a member of the Audit Committee. Therese remains chairman of the Finance Committee and a member of the Nominations Committee.

CONTACT
Alice Morgan
Assistant Company Secretary

0207 004 3228